EXHIBIT 99.1

(Logo) Electrolux

PRESS RELEASE

De-listing of the Electrolux share in Paris and Zürich	Stockholm, December 13, 2002 Page 1 of 1

The Board has decided that Electrolux shares will be de-listed from the stock exchanges in Paris and Zürich in the light of the low trading volume on these exchanges, and the general trend to globalization of equity markets. The de-listing will be implemented as soon as possible.

Apart from the above mentioned stock exchanges, the Electrolux share is listed in Stockholm, London and the NASDAQ system in the US.

Electrolux is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chain saws, lawn mowers, and garden tractors. In 2001, the Group had sales of SEK 135.8 billion and approximately 87,100 employees. Every year, customers in more than 150 countries buy more than 55 million Group products for both consumer and professional use under famous brands such as Electrolux, AEG, Zanussi, Frigidiare, Eureka, Husqvarna and Flymo.

AB ELECTROLUX (PUBL) MAILING ADDRESS SE-105 45 STOCKHOLM SWEDEN	TELEPHONE +46 8 738 60 00	TELEFAX +46 8 738 74 61	PRESS HOTLINE +46 8 657 65 07	WEBSITE www.electrolux.com